RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

August 31, 2010

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Novint Technologies, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Filed April 23, 2009
Your File No. 000-51783

Dear Mr. Gilmore:

On behalf of Novint Technologies, Inc., (the “Company” or “Novint”), set forth below are the Company’s substantive responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated August 17, 2010.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Note 2 – Summary of Significant Accounting Policies

Software Development Costs, page F-8

1.
We note that you have approximately $585,000 of capitalized software development costs that you amortize ratably over the estimated life of the product, typically 5 years.  Please tell us how you determined that a 5 year amortization period is reasonable.  Additionally, describe how you compared these costs to the net realizable value of the product as of December 31, 2008, particularly in light of the following factors:

•	You reported increasing losses from operations and reported cash outflows from operation in each of the past four years.

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Re:  Novint Technologies, Inc.
August 31, 2010

•	Your disclosure on page F-6 and the Report of Independent Registered Public Accounting Firm indicates there is substantial doubt about your ability to continue as a going concern.
•	You wrote down $218,000 of your inventory balance to net realizable value based upon your lower of cost or market analysis.

Refer to ASC 985-20-35-4.

RESPONSE:

We respectfully note the Staff's comment. For the year ended December 31, 2008, the Company accounted for its software development costs in accordance with FAS 86.  Although in comparing FAS 86 to ASC 985-20-35-4 the Company and its advisors noted no differences, the Company believes referencing the ASC is inappropriate as it was not effective for the period under review.  The Company’s software development costs that have been capitalized are all related to its haptics technology software that drives its hardware products.  As the software is directly related to its hardware the Company believes a 5 year estimated life is more reasonable to use than the standard 3 years for most other software.  During the year ended 2008, the Company continued its efforts to develop and improve the hardware based upon feedback received since the launch in mid 2007.  Based upon the above reasoning, the Company believes using a 5 year life appears reasonable for its software development costs.

Although the Company wrote down inventory by $218,000 to net realizable value, based upon lower of cost or market at December 31, 2008, due to market conditions and its limited manufacturing runs, the Company evaluated its capitalized software development costs and determined that no impairment was necessary. While inventory is a current asset at December 31, 2008, the Company’s software development costs were expected to benefit future periods' revenues, not just from product sales of its Falcon consumer devices.  Overall the larger portion of the Company’s developing revenue stream is in its special projects offerings.  The Company’s projects currently generate the majority of its revenues.  Based upon FAS 86 (ASC 985-20-35-4), the Company understands that the total unamortized capitalized costs at December 31, 2008 are to be compared to the net realizable value of the revenue in determining if impairment exists.  The net realizable value is the estimated future gross revenues from that product (project) reduced by the estimated future costs of completing and disposing of that product (project).

As of the Company’s December 31, 2008 reporting period the Company considered the following:

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Re:  Novint Technologies, Inc.
August 31, 2010

The Company began selling the Falcon in July 2007 and had limited sales since the launch, caused primarily by limited software titles available to support the product (titles were in development).  Once the Company begins releasing AAA game titles, it expects its sales will dramatically increase.  Since the Falcon has not had AAA game titles available since its launch, the Company did not have adequate data to analyze for impairment as its product offerings were continuing to develop.  Should these titles be released and sales not improve, the Company will have better supportive information to use in determining whether or not impairment exists (related to product sales).

In addition, although product sales were  not as high as expected, the Company’s special projects revenue increased substantially.  The Company does not believe that associating its software development costs only with its product inventory and revenue is appropriate.  Its projects utilize the same software development costs as its products.

As a result of the Company’s analysis regarding both the future revenues to be generated from its products and its increasing project revenues, both of which utilize the software development costs, the Company believed and continues to believe that no impairment was necessary.

Although the Company’s cash flows from operations were negative during the year ended December 31, 2008, it does not believe that should impact its impairment analysis.  A large portion of its operating overhead resulted from its continuing development of software titles to be utilized by the Falcon.

The Company’s negative cash flows from operations and other factors such as continuing losses from operations lead to the conclusion that there was substantial doubt regarding its ability to continue as a going concern.  While the Company has generated revenues from operations, it is an early stage technology company and as such, is reliant upon outside sources of financing to continue the development of its product.  At the time of issuance of the financial statements, the Company did not have sources of additional financing available to it.  The Company did not believe that the "going concern" opinion should have impacted its analysis.

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Re:  Novint Technologies, Inc.
August 31, 2010

Intangible Assets, page F-8

2.
We note that you have approximately $680,000 of intangible assets, net of accumulated amortization, consisting primarily of licensing agreements.  We further note your conclusion that no impairment loss was required in 2008 or 2007.  Please provide us with a detailed description of each license agreement and patent making up your intangible asset balance and include the estimated useful life, and the gross and net amounts of each license and patent as of December 31, 2008.  Additionally, please clarify how you determined that an impairment charge was not necessary during 2008 and how you considered the following factors in your impairment analysis:

•	You reported increasing losses from operations and reported cash outflows from operations in each of the past four years.
•	Your disclosure on page F-6 and the Report of Independent Registered Public Accounting Firm indicates there is substantial doubt about your ability to continue as a going concern.
•	You wrote down $218,000 of your inventory balance to net realizable value based upon your lower of cost or market analysis.

RESPONSE:

We respectfully note the Staff's comment.  Per your request for additional detail, we have attached a detailed schedule of the Company’s licensing agreements and patents as of December 31, 2008.  The schedule for the licensing agreements includes the date of the agreement, estimated useful life, acquisition cost (gross balance), accumulated amortization as of December 31, 2008 and the net balance as of December 31, 2008.  The schedule for the Patents includes the date, who the patent was filed with, description of the costs and overall patent, gross amounts, accumulated amortization at December 31, 2008, net balance at December 31, 2008 and the status of each as of December 31, 2008.

In regards to the Company’s decision to not record impairment during the year ending December 31, 2008, we refer you to the following as of the December 31, 2008 reporting period:

The $680,000 net balance as of December 31, 2008 related to the intangible assets including additions of $433,000, net during the year ended December 31, 2008.   Of the $680,000 net balance, 63% is related to current year additions.  The majority of these intangibles are amortized over the term of the license agreement, regardless of sales totals.  These licenses are the basis for games that will be available in the future.  The development process ranges from approximately six months to two years.

The Company did not launch its hardware product until mid 2007 and although launched, the Company had not yet developed the variety of games needed (in its estimation) to generate significant sales.  The costs associated with these license agreements relate to the licensing of games to be developed for the Falcon that the Company believed would drive a significant increase in sales.  Once the license agreements are entered, there is additional time required to develop those games to integrate with its hardware and as a result the Company will not see the benefits of these agreements until it launches the underlying games.  As such, there is no basis to review these costs for impairment as there are no sales or lack there of with these games available to base such impairment analysis.

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Re:  Novint Technologies, Inc.
August 31, 2010

The Company's cash outflows have related to costs of being a publicly traded company and the acquisition and development of the hardware and software with little sales generated.  Although negative operating cash flows currently and in the past and a going concern was expressed, the Company does not believe this impacts its review of impairment of these licenses as its sales have not been based upon its hardware with this software support.  The Company believes once these software titles are released its sales will significantly increase and support the decision not to impair.  At the time of the filing of its 10-K for the year ended December 31, 2008, the Company’s development process of these game titles continued and it believed impairment of the value was not appropriate at such an early stage of development.

The Company’s write down of its hardware inventory balance during the year ended December 31, 2008 was the result of a determination that its product was not properly priced for the current market.  At the time of the filing of its 10-K for the year ended December 31, 2008, the United States domestic economy was at its worst and its then pricing structure would not generate significant sales.  As a result of the Company’s decision to lower its prices, the Company wrote down inventory.  The expected effect of lower hardware prices was that it would result in increased sales of its software titles.  Therefore, the Company believed the inventory write down had no impact on the valuation or impairment analysis of its licensing agreements.  The Company believed that lower priced hardware and the availability of AAA software titles would generate significant sales, further supporting the net book value of these titles.

Note 4 – Prepaid Expenses, page F-13

3.
We note that prepayments on your royalties comprise approximately $1,585,000 of the prepaid expenses reported on your Balance Sheet as of December 31 2008.  Please describe the nature of the prepaid royalties and how you analyzed the realizability of these prepaid royalties in light of the following factors:

•	You reported increasing losses from operations and reported cash outflows from operations in each of the past four years.
•	Your disclosure on page F-6 and the Report of Independent Registered Public Accounting Firm indicates there is substantial doubt about your ability to continue as a going concern.

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Re:  Novint Technologies, Inc.
August 31, 2010

RESPONSE:

We respectfully note the Staff’s comment.  The Company’s prepaid royalties consist of amounts paid to software companies for the exclusive license to add haptic enabled software to their games and sell the games for the Company’s benefit for use with its Novint Falcon product.  The agreements with these software companies are similar to the Company’s license agreements except the license agreements are for a specific period of time and the prepaid royalty agreements specifically state the amounts paid are for prepaid royalties on future game sales based upon units to be sold.  Each agreement calls for a certain amount to be paid to the software company for each game sold.  The amounts prepaid are guaranteed amounts and no further amounts are owed unless the number of units sold exceeds that for which has already been paid.  The Company amortizes these costs based upon the number of games sold.

In regards to the realizability of these prepaid royalties, of the $1.6 million balance as of December 31, 2008, approximately $1.4 million or 87.5% were net additions during the year ended December 31, 2008.  The Company was only beginning to develop those titles for release.  The development process ranges from approximately six months to two years.  A majority of the current year additions relate to one software company, who's games are considered AAA games.  The Company believed the release of those games along with the release of games under a licensing agreement with another AAA game software company would result in dramatically increased sales of both hardware and software.  The Company expected its increasing net losses and cash outflows from operations would decrease once these titles were released.  As these games had not been fully developed, the Company was unable to determine what future sales of these games would be or what impact they would have on the sales of its Novint Falcon product.  As with its license agreements, the Company believed that once these software titles were released its sales would significantly increase and support the decision not to impair.  At the time of the filing of its 10-K for the year ended December 31, 2008, the Company’s development of these game titles continued and therefore the Company determined that impairment of the value was not appropriate at such an early stage of development.

*     *     *     *     *

You have also requested a statement from the Company acknowledging certain matters.  In response to this request, we direct the Staff’s attention to the acknowledgment letter dated August 31, 2010 from the Company to you signed by Tom Anderson, its CEO.

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Re:  Novint Technologies, Inc.
August 31, 2010

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Sincerely yours,

RICHARDSON & PATEL LLP

By:	/s/ Addison Adams
Addison Adams

cc:	Tom Anderson, CEO, Novint Technologies, Inc.
Craig Stegeman, CPA, AJ. Robbins, P.C.

Enclosure

Novint Technologies, Inc.
License Agreements
As of Dec 31, 2008

Placed in Service Date	Depr Meth/Conv	Life Yr Mo	Life Months	Acquisition Cost	Accumulated Depreciation 12/31/08	Net Balance 12/31/08
4/11/2000	SL	12 yr 0 mo	144	30,000	21,875	8,125
5/15/2004	SL	3 yr 0 mo	36	15,000	15,000	-
12/31/2004	SL	3 yr 0 mo	36	200,000	200,000	-
11/1/2006	SL	3 yr 0 mo	36	5,000	3,611	1,389
3/31/2007	SL	4 yr 0 mo	36	10,001	5,834	4,167
4/6/2007	SL	3 yr 0 mo	36	3,000	1,750	1,250
5/25/2007	SL	3 yr 0 mo	36	20,000	10,556	9,444
5/16/2007	SL	3 yr 0 mo	36	10,000	5,417	4,583
5/10/2007	SL	3 yr 0 mo	36	4,000	2,222	1,778
4/21/2007	SL	3 yr 0 mo	36	302,000	167,778	134,222
6/15/2007	SL	3 yr 0 mo	36	3,490	1,745	1,745
12/31/2007	SL	3 yr 0 mo	36	25,000	8,333	16,667
12/31/2007	SL	3 yr 0 mo	36	15,000	5,000	10,000
5/30/2008	SL	3 yr 0 mo	36	5,000	972	4,028
5/30/2008	SL	3 yr 0 mo	36	15,000	2,917	12,083
3/31/2007	SL	3 yr 0 mo	36	41,634	24,286	17,348
3/31/2008	SL	3 yr 0 mo	36	7,000	1,750	5,250
5/6/2008	SL	3 yr 0 mo	36	10,500	2,333	8,167
6/6/2008	SL	30 months	30	500,000	116,667	383,333
5/30/2008	SL	3 yr 0 mo	36	5,000	972	4,028
6/30/2008	SL	3 yr 0 mo	36	1,418	236	1,182
8/7/2008	SL	3 yr 0 mo	36	10,500	1,458	9,042
9/30/2008	SL	3 yr 0 mo	36	7,000	583	6,417

Subtotal: Licensing Agreements				1,245,543	601,296	644,247

Novint Technologies, Inc.
Patent Costs
As of Dec 31, 2008

Note: This schedule was updated based on discussions with Gerald Grafe. The life of the patents is 20 Years.

						Accum Amort	Net balance	Status
Type	Date	Num	Name	Patent Costs Memo	Amount	at 12/31/08	12/31/2008	as 12/31/08	Description
Check	8/14/02	3813	U.S.P.T.O	Anderson/Atty Docket #	$824.00		$824.00	on appeal	Filling fee for US application 10/228,462; "Force Frames in Animation"
Check	5/14/03	3929	U.S.P.T.O		$504.00	$100.80	$403.20	Issued 12/21/04	Fee with office action response in 09/638,186; "Human Computer Interface"
Check	12/3/03	8040	U.S.P.T.O	Patent Filing Fee	$502.00		$502.00	on appeal	Filing fee for US application 10/729,574; "Human Computer interfaces Incorporating Haptics And Path-Based Interation"
Check	12/3/03	8041	U.S.P.T.O	Patent Filing Fee	$1,858.00	$1,858.00	$0.00	decided not to file for a national patent	Filing fee for PCT application PCT/US2003/038509; "Human- computer interfaces incorporating haptics and path-based interation"
Check	2/13/04	8043	U.S.P.T.O	Issue Fee for 09/649.853	$1,330.00	$315.88	$1,014.13	issued on 4/20/04	Issue fee for US application 09/649,853; patent 6,724,400; "Human- Computer Interface Incorporating Personal and Application Domains"
Check	2/13/04	8044	U.S.P.T.O	Issue Fee for 09/690,343	$665.00	$157.94	$507.06	issued on 4/24/04	Issue fee for US application 09/690,343; patent 6,727,924; "Human- Computer Interface including Efficient Three-Dimensional Controls"
Check	2/13/04	8045	U.S.P.T.O	VOID: Office Action Res	$0.00		$0.00
Check	2/13/04	8046	U.S.P.T.O	Assignment Recordation	$200.00	$200.00	$0.00	patent assignment	USPTO fee for recording assignment to Novint in 5 different applications ($40 per application): application 10/226,462, 09/785,696, 09/690,343, 09/638,186
Check	3/12/04	8049	U.S.P.T.O	Patent Continuation on	$770.00		$770.00	still pending	US Patent application 10/801,756; "Human-Computer Interface Incorporating Personal and Application Domains"
Check	3/12/04	8050	Sassan Ma	Patent Submission in C	$1,200.00	$1,200.00	$0.00	Dropped this patent; so need to expense	Fees for filling Canada national application from PCT application PCT/US02/31536; "Coordinating Haptics with Visual Images in a Human-Computer Interface"
Check	7/13/04	4207	U.S.P.T.O	09/638,186-Issue Fee	$1,330.00	$266.00	$1,064.00	issued on 12/21/04	Issue fee for US application 09/638,186; "Human-Computer Interface"
Check	7/13/04	4208	U.S.P.T.O	09/638,186-Petition Fee	$1,330.00	$266.00	$1,064.00	issued on 12/21/04	Revival fee for US application 09/638,186; "Human-Computer Interface"
Check	9/15/04	4246	Cassan Ma	Patent Submission in Ce	$221.00	$221.00	$0.00	We did not continue this one; need to expense	Canadian Patent App. #2461724
	8/31/07		PCT Filer	Patent Application	$14,925.17		$14,925.17	still pending	Application: PCT/EP2006/001244 Force Dimension application to Canada, China, Europe, and Japan
	8/31/07		PCT Filer	Patent Application	$15,047.13		$15,047.13	still pending	Application: PCT/EP2006/001245 Force Dimension application to Canada, China, Europe, and Japan

					$40,706.30	$4,585.61